Exhibit 3.9

THIRD QUARTER REPORT 2005

Consolidated Balance Sheets

(Unaudited)

	September 30	December 31
	2005	2004
		(Restated – Note 2)
	($)	($)
ASSETS
Current Assets
Cash	25,976	33,226
Accounts Receivable	7,938,207	11,147,688
Prepaid Expenses	1,122,185	1,994,287
	9,086,368	13,175,201
Property, Plant and Equipment	160,724,951	143,844,993
Goodwill	11,160,724	11,160,724
	180,972,043	168,180,918
LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	11,898,042	21,392,456
Bank Indebtedness	31,008,000	33,670,000
Distributions Payable	2,255,124	1,880,307
Current Portion of Obligations Under Capital Lease	191,569	210,487
	45,352,735	57,153,250

Obligations Under Capital Lease	167,529	310,212
Asset Retirement Obligations (Note 3)	4,698,058	4,272,103
Non-Controlling Interest Exchangeable Shares (Note 4)	3,403,100	6,156,712
Future Income Taxes	37,167,480	39,120,480
Unitholders’ Equity
Unitholders Capital (Note 5)	98,217,587	59,536,353
Contributed Surplus	3,506,166	233,204
Accumulated Earnings	10,809,152	3,316,291
Accumulated Cash Distributions	(22,349,764)	(1,917,687)
	90,183,141	61,168,161
	180,972,043	168,180,918

Consolidated Statement of Earnings and Accumulated Earnings

For the Nine Months and Three Months Ended and 2004

(Unaudited)

	September 30, 2005		September 30, 2004
	9 Months	3 Months	9 Months	3 Months
	($)	($)	($)	($)
Revenue
Oil and Gas Revenues, Net	47,253,808	17,170,864	59,965,036	20,239,674
Royalties, Net of Alberta Royalty Tax Credit	9,453,535	3,132,810	13,787,088	5,418,930
	37,800,273	14,038,054	46,177,948	14,820,744
Expenses
Oil and Gas Operating	11,913,178	4,213,043	10,086,396	3,990,855
Interest on Bank Indebtedness	1,062,337	336,666	1,579,928	482,220
General and Administrative	1,341,497	417,715	2,005,438	699,985
Unit-Based Compensation	3,272,962	497,752	749,318	251,659
Depreciation and Depletion	17,114,686	5,682,716	22,766,171	7,873,346
Accretion	367,700	123,027	311,917	140,067
	35,072,360	11,270,919	37,499,168	13,438,132
Net Income for the Period Before Income Taxes And Non-Controlling Interest	2,727,913	2,767,135	8,678,780	1,382,612
Income Taxes
Capital	95,052	38,964	159,844	(45,552)
Future (Reduction)	(5,000,000)	(1,100,000)	2,788,000	590,000
	(4,904,948)	(1,061,036)	2,937,844	547,448
Net Income For the Period before Non-Controlling Interest	7,632,861	3,828,171	5,740,936	835,164
Non-Controlling Interest – Exchangeable Shares	140,000	125,000	—	—
Net Income for the Period	7,492,861	3,703,171	5,740,936	835,164
Accumulated Earnings, Beginning of Period as Previously Reported	3,293,291	7,105,981	14,506,038	19,176,785
Non-Controlling Interest – Retroactive Adoption (Note 2)	23,000	—	—	—
Unit-Based Compensation-Retroactive Adoption	—	—	(616,000)	—
Asset Retirement Obligations – Retroactive Adoption	—	—	419,475	—
Accumulated Earnings, Beginning of Period, as Restated	3,316,291	7,105,981	14,309,513	19,176,785
Adjustment for Share Redemption	—	—	(38,500)	—
Accumulated Earnings, End of Period	10,809,152	10,809,152	20,011,949	20,011,949
Net Income per Unit
Basic	0.40	0.19	0.36	0.06
Diluted	0.38	0.18	0.34	0.06

See Accompanying Notes

Consolidated Statements of Cash Flows

For the Nine Months and Three Months Ended September 30, 2005 and 2004
(Unaudited)

	September 30, 2005		September 30, 2004
	9 Months	3 Months	9 Months	3 Months
	($)	($)	($)	($)
Operating Activities
Operating Activities:
Net Income	7,492,861	3,703,171	5,740,936	835,164
Items not Requiring Cash:
Non-Controlling Interest – Exchangeable Shares	140,000	125,000	—	—
Unit Based Compensation	3,272,962	497,752	749,318	251,659
Depreciation, Depletion and Accretion	17,482,386	5,805,743	23,078,088	8,013,413
Future Income Taxes (Reduction)	(5,000,000)	(1,100,000)	2,778,000	590,000
Funds from Operations	23,388,209	9,031,666	32,346,342	9,690,236
Change in Non-cash Working Capital	(316,184)	2,453,078	2,823,288	4,362,592
Cash Provided by Operating Activities	23,072,025	11,484,744	35,169,630	14,052,828
Financing Activities
Payments of Distributions	(20,057,261)	(7,182,312)	—	—
Issue of Units	32,674,154	354,843	256,300	207,800
Unit Issue Costs	(1,938,531)	(152,498)	(40,882)	(10,003)
Repurchase of Common Shares	—	—	(107,160)
Bank Indebtedness	(2,662,000)	8,000,000	(5,300,000)	(4,800,000)
Obligations Under Capital Lease	(161,601)	(46,612)	(487,601)	(165,220)
Change in Non-cash Working Capital	—	(861,228)	—	—
	7,854,761	112,193	(5,679,343)	(4,767,423)
Investing Activities
Investment	—	—	31,907	262
Property, Plant and Equipment	(25,735,248)	(9,701,481)	(26,763,674)	(8,443,190)
Change in non-cash working capital	(5,198,788)	(1,895,480)	(2,770,209)	(800,572)
	(30,934,036)	(11,596,961)	(29,501,976)	(9,243,500)
Increase (Decrease) in Cash During the Period	(7,250)	(24)	(11,689)	41,905
Cash: Beginning of Period	33,226	26,000	84,249	32,655
Cash: End of Period	25,976	25,976	72,560	72,560
Interest Paid	1,037,544	225,736	1,567,457	477,820
Taxes Paid	72,052	93,964	450,648	100,029

See Accompanying Notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TKE Energy Trust (“TKE” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the “2004 Arrangement”) that became effective on November 2, 2004.

The reorganization resulted in the shareholders of TUSK Energy Inc. receiving trust units or exchangeable shares in the Trust, a new energy trust that owns approximately 95 percent of the assets formerly held by TUSK Energy Inc. In addition, the shareholders of TUSK Energy Inc. received shares in a separate, publicly-listed, exploration-focused company TUSK Energy Corporation (“TUSKEx”). The remaining 5 percent of the assets of TUSK Energy Inc. were transferred to TUSKEx.

Pursuant to the 2004 Arrangement, shareholders of TUSK Energy Inc. received shares of TUSKEx and at their election, either units of the Trust, which pay monthly cash distributions or exchangeable shares of a subsidiary of the Trust which may be exchanged into units of the Trust. The 2004 Arrangement resulted in TUSK Energy Inc. shareholders receiving one trust unit or exchangeable share of the Trust and one of a share in TUSKEx for every two shares of TUSK Energy Inc.

The conversion of TUSK Energy Inc. to a Trust has been accounted for as a continuity of interest. The comparative figures are the results of TUSK Energy Inc. and its subsidiaries. Due to the conversion into an energy trust, certain information included in the financial statements for prior periods may not be directly comparable.

The term “units” has been used to identify both the Trust units and exchangeable shares of the Trust issued on or after November 2, 2004 as well as the common shares of TUSK Energy Inc. outstanding prior to the conversion on November 2, 2004.

Relationship with TUSK Energy Corporation

In conjunction with the 2004 Arrangement, TUSKEx and TKE entered into a Technical Services Agreement which provides for the shared services required to manage TUSKEx’s activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, TUSKEx is charged a technical services fee by TKE, on a cost recovery basis, in respect of management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the nine month period ended September 30, 2005 the technical services fee was $1,456,000 ($419,000 for the three months ended September 30, 2005). The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or at some other date as may be mutually agreed. As part of the plan of arrangement with True Energy Inc., the Technical Services Agreement was terminated November 2, 2005 (See Note 8).

As a result of the 2004 Arrangement, TUSKEx and TKE have joint interest in certain properties and undeveloped land. These joint interest properties are governed by standard industry agreements.

As at September 30, 2005, accounts receivable and accounts payable included $2.2 million due to TUSKEx, which includes standard joint venture amounts, including revenue.

1.              Significant Accounting Policies

The interim consolidated financial statements of the Trust have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Trust as at December 31, 2004 other than described in Note 2. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Trust’s consolidated financial statements and notes thereto for the year ended December 31, 2004.

2.              Change in Accounting Policy

Exchangeable Securities – Non-Controlling Interest

On March 8, 2005 the accounting abstract “Exchangeable Securities Issued by Subsidiaries of Income Trusts” was amended effective for financial statements issued on or after June 30, 2005. Under the amended abstract, exchangeable shares are presented as equity of the Trust only if the exchangeable shares are entitled to receive distributions of earnings economically equivalent to distributions received by units of the trust and the holders of exchangeable shares can only dispose of them by exchanging them for trust units. The exchangeable shares of the Trust’s subsidiary can be traded privately, thereby allowing holders of the exchangeable shares to dispose of them without having to exchange them for trust units and consequently, they must be classified as non-controlling interest outside of Unitholders’ Equity.

In accordance with the transitional provisions of the abstract, the Trust has retroactively restated prior periods dating back to the Arrangement dated November 2, 2004. As a result of this change in accounting policy, the Trust has reflected a non-controlling interest on the consolidated balance sheet of $3,400,100 as at September 30, 2005 and $6,156,712 as at December 31, 2004. Each redemption of exchangeable shares held by previous TUSK Energy Inc. shareholders are accounted for as a step-purchase, which for the nine months ended September 30, 2005 and the year ended December 31, 2004 resulted in an increase in property, plant and equipment of $8,099,000 and $1,146,000 respectively, and increase of unitholders’ capital of $5,052,000 and $700,500 respectively and an increase in future income tax liability of $3,047,000 and $445,500 respectively. Cash flow was not impacted by this change. The change in accounting policy had no impact to the consolidated net exchangeable shares were issued subsequent to those periods.

3.              Asset Retirement Obligations

A reconciliation of the asset retirement obligations is provided below:

	Nine Months Ended
	September 30, 2005	September 30, 2004
Asset retirement obligations
Balance, beginning of period	4,272,103	3,446,000
Liabilities, incurred in period	58,256	409,420
Accretion expense	367,699	311,917
Balance, end of period	4,698,058	4,167,337

4.              Non-Controlling Interest – Exchangeable Shares

The Trust retroactively applied the amended accounting abstract “Exchangeable Securities issued by a Subsidiary of an Income Trust” whereby the exchangeable shares issued by the Trust’s subsidiary must be reflected as non-controlling interest on the consolidated balance sheet and in turn, net earnings must be reduced by the amount of net earnings attributed to the non-controlling interest.

The non-controlling interest on the consolidated balance sheet consists of the book value of exchangeable shares issued to TUSK Energy Inc. shareholders at the time of the Plan of Arrangement, plus net earnings attributable to the exchangeable shares, less exchangeable shares (and related cumulative earnings) redeemed. The non-controlling interest charge on the consolidated statement of earnings represents the share of net earnings attributable to the exchangeable shares based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable each period end.

The activity for non-controlling interest for the nine months ended September 30, 2005 is as follows:

	Nine Months Ended September 30
	2005		2004
	Number	Amount	Number	Amount
Balance, beginning of period	1,679,647	6,156,712	—	—
Exchanged for trust units	(784,550)	(2,893,612)	—	—
Non-controlling interest expense	—	140,000	—	—
Balance, end of period	895,097	3,403,100	—	—

5.              Unitholders’ Capital

a)              Trust Units of TKE Energy Trust

	September 30, 2005		September 30, 2004
	Number	Amount	Number	Amount
Trust Units
Balance Beginning of Period	15,984,926	59,536,353	—	—
Issued for Cash	2,995,885	32,674,154	—	—
Exchangeable Shares Converted	813,265	7,945,612	—	—
Balance, end of Period	19,794,076	100,156,119	—	—
Less: Unit Issue Expenses	—	1,938,532	—	—
	19,794,076	98,217,587	—	—

b)              Per Unit Amounts

Per unit amounts have been calculated on the weighted average number of units outstanding. The weighted average units outstanding for the nine months ended September 30, 2005 was 18,639,817 (2004 – 16,255,967) (three months ended September 30, 2005 – 19,749,359 & September 30, 2004 – 16,337,303). In computing diluted earnings per unit, nil units were added to the weighted average number of units outstanding during the nine months ended September 30, 2005 (2004 – 835,188) (three months ended September 30, 2005 – 83,884 units, 2004 – 614,769) for the diluted effect of Trust Unit Incentive Rights and 1,179,385 (three months ended September 30, 2005 – 1,009,405) units that would be issued on the conversion of the exchangeable shares outstanding at September 30, 2005.

c)              Unit-Based Compensation

The fair values of all incentive rights granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted fair market value of incentive rights granted during the period ended September 30, 2005 and the assumptions used in their determination are as noted below:

Period Ended September 30, 2005
Weighted Fair Market Value per Right	1.97
Average Risk-Free Interest Rate (percent)	2.48
Average Volatility (percent)	21
Expected Life (years)	5

d)              Unit Incentive Rights

A summary of the status of the Company’s Unit Incentive Rights plan as of September 30, 2005 and changes during period than ended is presented below:

	2005
		Weighted
	Unit	Average
	Incentive	Exercise
	Rights	Price($)
Outstanding at Beginning of Year	1,766,000	9.51
Granted	45,000	9.89
Exercised	—	—
Expired/Cancelled	(10,000)	9.17
Outstanding and Exercisable at End of Period	1,801,000	8.72

6.              Financial Instruments

a)              Commodity Price Contracts

The Trust has entered into several derivative financial instruments, including crude oil and natural gas costless collar and floor price contracts. The Trust enters into these contracts for the purpose of protecting its future earnings and cash flow from operations from the volatility of crude oil and natural gas commodity prices. The costless collar and floor price contracts reduce fluctuations in petroleum and natural gas revenues by locking in a floor price and, in the case of collars, also a maximum price.

The Trust has entered into several short-term arrangements for both oil and natural gas. For the nine month period ended September 30, 2005, the Trust realized a net loss of $2,634,938 (2004 – a loss of $668,944) on its oil and natural gas price risk management. For the three months ended September 30, 2005 the Trust realized a net loss of $1,974,518 (2004 – a loss of $10,421).

Contracts outstanding in respect to financial instruments at September 30, 2005 were as follows:

Contract	Volume	Point	Strike Price	Premium	Term
Crude Oil:
Put Option	1,300	WTI	$40.00	$2.17/bbl	Jan 01 – Dec 31

Natural Gas:
Put Option	8,000	AECO	$6.00	$0.145/GJ	Apr 01 – Oct 31
Collar	8,000	AECO	$6.00-$8.80	N/A	Apr 01 – Oct 31

(1) Oil volumes are in barrels per day. Gas volumes are in gigajoules per day.

(2) Strike price and any cost or premium paid is in US dollars for oil.

(3) All dates occur in 2005.

b)              Fair Value of Financial Instruments

The Company’s financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable, bank indebtedness and obligations under capital leases. The fair value of these financial instruments approximate their carrying amounts due to their short terms to maturity or the indexed rate of interest on the bank indebtedness.

Transactions entered into after September 30, 2005 are not reflected in the estimated fair market values shown below. At September 30, 2005 the estimated fair value of the financial instrument transactions were as follows:

$ thousands receivable (payable)
Crude oil contracts	138
Natural gas contracts	$(530,051)

The above estimated fair values are based on the market value of these instruments as at September 30, 2005 and represent the amounts the Company would receive or pay to terminate the contracts at that date.

7.              Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement obligations and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

8.              Subsequent Event

At a special meeting held November 1, 2005, shareholders of True Energy Inc. (“True”) voted 93% in favour of a Plan of Arrangement (“the 2005 Arrangement”) to effect a business combination of True Energy Inc. and TKE. Under the 2005 Arrangement, TKE acquired all of the common shares of True in exchange for, among other considerations, trust units of TKE, on the basis of 0.50 of one pre-consolidated TKE trust unit (0.25 of one post-consolidated trust unit) for each True common share. At a special meeting held November 1, 2005, unit holders of TKE voted 98% in favour of changing the name of TKE to True Energy Trust and to consolidate the units on a 2 for 1 basis. The name change and consolidation became effective on November 2, 2005. The business combination will be accounted for using the purchase method whereby True will acquire TKE.